November 6, 2015 VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 4631

Washington, DC 20549-4631

Attention:  W. John Cash, Branch Chief

Re:                             Carpenter Technology Corporation

Form 10-K for Fiscal Year Ended June 30, 2015

Filed August 25, 2015

File No. 1-05828

Ladies and Gentlemen:

We provide below responses to the Staff’s comment letter dated October 28, 2015.  As requested, these responses are keyed to correspond to the Staff’s comment letter, which we do by setting out each of the Staff’s comments (in bold face type) followed by our response.  Unless the context requires otherwise, references to we, our, us, Carpenter or the Company in the responses below refer to Carpenter Technology Corporation.

Form 10-K for the Fiscal Year Ended June 30, 2015

Critical Accounting Policies, page 35

Pension and Other Postretirement Benefits, page 36

1.                      Please tell us, and disclose in future filings, whether or not you adopted the recently published RP-2014 mortality tables for your defined benefit pension plans. To the extent you have adopted the latest published mortality assumptions, please quantify and disclose the impact the adoption had on your financial statements. If you have not adopted the RP-2014 mortality table, please disclose that fact and explain to us and in your future filings the basis for your conclusion.

Carpenter Response

In response to the Staff’s comment, we confirm and will disclose in future filings that as of June 30, 2015, the Company adopted the RP-2014 mortality tables as published by the Society of Actuaries in October 2014.  We propose the following disclosure beginning with our Form 10-K for the year ending June 30, 2016.

In October 2014, the Society of Actuaries released new mortality tables and an updated mortality improvement scale. As of June 30, 2015, the Company adopted the RP-2014 mortality tables and applied Scale BB 2-Dimensional mortality improvements. The adoption of the updated mortality assumptions increased the Company’s defined benefit pension plans obligations and other postretirement plans benefit obligations by $69.6 million and $15.9 million, respectively, as of June 30, 2015.

Financial Statements

Note 1 — Summary of Significant Accounting Policies

Revenue Recognition, page 50

2.                      We note you have removed certain revenue recognition criteria from your accounting policy disclosure. Specifically, we note you have removed the portion that stated revenues recognized when “collectability is reasonably assured and pricing is fixed and determinable.” Please tell us why these criteria have been removed from your disclosure and whether or not you have eliminated these criteria in your revenue recognition practices. If not, please disclose these criteria in future filings or otherwise explain to us why such criteria are not applicable to your revenues.

Carpenter Response

In response to the Staff’s comment, we confirm to the Staff and will clarify in future filings that the Company’s criteria for revenue recognition is consistent with the criteria included in ASC 605-10-S99. Certain criteria were omitted from the Company’s accounting policy disclosure in an effort to streamline the disclosure. The omission does not reflect any change with respect to the Company’s revenue recognition practices. We propose the following modification to our disclosure beginning with our Form 10-K for the year ending June 30, 2016. (The accounting policy disclosure included in our Form 10-K for the year ended June 30, 2015 is used for illustrative purposes with revised or new information highlighted in bold face and underline).

Revenue, net of related discounts, rebates, returns and allowances of $27.4 million, $28.3 million and $26.4 million for the years ended June 30, 2015, 2014 and 2013, respectively, is recognized when persuasive evidence of arrangement exists, title and risk of loss has transferred to the customer, collectability is reasonably assured and pricing is fixed and determinable. These criteria are generally met upon shipment or delivery of the product based on the applicable shipping terms. Shipping terms may vary for products shipped outside the United States depending on the mode of transportation, the country where the material is shipped and any agreements made with the customers.

In connection with our responses to the Staff’s comments, we hereby acknowledge that:

•                  the Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•                  the Staff’s comments, and our changes to disclosure in response to the Staff’s comments, do not foreclose the Commission from taking any action with respect to a filing; and

•                  the Company may not assert the Staff’s comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your consideration.  If you have any further questions or comments, please feel free to contact the undersigned at (610) 208-2712 or DAudia@cartech.com.

Sincerely,

/s/ Damon J. Audia

Damon J. Audia
Senior Vice President and
Chief Financial Officer